FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:                      December , 2002

Commission File Number:       SEC #1-13812

Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

#410– 625 Burrard Street,Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F    X    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No    X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: December 18, 2002	By:	/s/ Kathryn A. Church
Kathryn A. Church
Corporate Secretary

PMU News Release #02-18
TSX, AMEX Symbol PMU	December 18, 2002

PACIFIC RIM MINING CORP. ANNOUNCES SECOND QUARTER RESULTS

Pacific Rim Mining Corp. is pleased to announce the quarterly financial and operating results for the three months ended October 31, 2002. All figures are expressed in United States dollars unless otherwise stated. Complete quarterly results are available on SEDAR or EDGAR or at the Company’s website (www.pacrim-mining.com).

Second Quarter Highlights

  The Company realized a net loss of $1.3 million ($0.02 per share) for the three months ended October 31, 2002.
  The Company’s cash position at October 31, 2002 was $1.6 million. Working capital at the same date was $9.3 million.
  Gold and silver sales revenues totaled $3.0 million during the quarter.
  The average price realized for gold sold during the quarter was $307 per ounce.
  The Company delivered gold against its last outstanding hedge position during the quarter.
  Pacific Rim’s share (49%) of metal production from the Denton-Rawhide gold mine for the quarter ended October 31, 2002 was 8,913 ounces of gold and 69,250 ounces of silver at cash production costs of $265 per ounce of gold produced.

Shareholders’ Update

Pacific Rim concentrated its efforts during the second quarter on advancing its El Dorado gold project in El Salvador, with the continuation of a diamond drill program that is designed to systematically test a number of veins within the Central Target Area of the project. Tom Shrake, CEO states “Pacific Rim is pleased with the results from the El Dorado drill program to date. Our objective at El Dorado is to discover additional gold resources that can enhance the approximately 352,000 ounces of high grade gold that is currently outlined within the Minita vein system. To date, our drilling has identified high-grade intersections both along strike of the current resource as well as on other nearby veins where results appear to tie in locally with historical bonanza-grade drill intersections. Much work remains to thoroughly test this extensive system. However, we believe the El Dorado project has the potential to host a high-grade, potentially low cost underground gold deposit.”

The results to date indicate the presence of high grade gold over mineable widths in a number of veins. In other veins tested within the Central Target Area, results indicate high-grade gold over intercepts of less than one meter, or alternatively, wider vein intersections with lower, though anomalous, gold grades, either of which may represent lower-grade halos surrounding potential chutes of bonanza mineralization.

To date, Pacific Rim’s El Dorado drill program has focused on wide-spaced scout drilling a large number of veins around the Minita resource. “We have identified three encouraging areas with this approach and we have now switched to follow-up, closer-spaced drilling in these areas,” explains Tom Shrake, CEO. “Scout drilling of additional veins at El Dorado will continue in the coming months. The eastern, northern and southern areas of the project represent excellent blue sky and will be the focus of surface mapping and trench sampling in the upcoming dry season (January through June).”

Pacific Rim anticipates commencing exploration at La Calera in January 2003. Previous workers on the project identified, trenched and sampled three principal gold-bearing veins which returned assays of between 3.52 g/t gold and 30.77 g/t gold. Pacific Rim’s confirmation sampling has verified these previous results. Three additional trenches have been constructed and sampled by Pacific Rim over portions of the vein previously unsampled. One section of the Rosa vein averages 12.7 g/t gold over a strike length of 200 meters based on samples from eight trenches. Drilling is scheduled for early in the new year. “We are eager to follow up on the very intriguing surface gold results documented at La Calera to date with a drill program that will test these veins at depth,” says Tom Shrake, CEO.

In addition to increased expenditures at its El Dorado project, Pacific Rim’s financial performance during the quarter was impacted in part by recent production shortfalls at the Denton-Rawhide gold mine in Nevada. The Denton-Rawhide mine is owned as to 49% by Pacific Rim and 51% by the operator, Kennecott. The mine has recently experienced lower-than-expected gold production and higher-than-expected costs that are attributable to a number of factors, including an extension of the mining phase, shutdowns in portions of the leach pad that prevented the application of leaching fluids, and the addition to the leach pad of mined materials with slower recoveries than expected. Many of these issues are considered short term and have already been addressed.

Management’s Discussion and Analysis

The Company realized a net loss for the three months ended October 31, 2002 of $1.3 million or $0.02 per share (basic and diluted) compared to a net loss of $0.8 million or $0.02 per share (basic and diluted) for the corresponding period a year earlier. The increased quarterly loss is primarily due to an $0.8 million increase in exploration expenditures at the El Dorado project in El Salvador. The Company’s share of operating losses at the Rawhide Mine in Nevada for the three months ended October 31, 2002 was $0.4 million, identical to the corresponding period a year earlier.

Gold and silver sales revenues decreased from $3.7 million for the three months ended October 31, 2001 to $3.0 million for the three months ended October 31, 2002. The year over year sales revenue decrease is due to production shortfalls caused by production interruptions and “placing” of heap leach material with slower than expected metal recoveries during the final mining stages of the Rawhide operation. Sales improvements due to the increased gold prices realized in 2002 compared to 2001 have been more than offset by the production shortfalls. The average sale price realized for gold sold in the three months ended October 31, 2002 was $307 per ounce compared to $278 per ounce received for gold sold in the three comparable months in 2001. Average gold sales prices realized for the three months ended October 31, 2002 are lower than spot averages for the same period due to deliveries against outstanding hedges placed during the first calendar quarter of 2002. The Company delivered gold against its last outstanding hedge position on September 30, 2002 and currently has no further hedge contracts in place. The Company currently sells all of its share of Rawhide production in the “spot” market. Management continually monitors the gold markets to determine if future hedging would be prudent.

Interest and other income has increased by over $0.1 million for the three months ended October 31,2002 as compared to the three months ended October 31, 2001 due to creditor payment proceeds received under the Andacollo creditors’ plan.

Cash outflows for the quarter were $1.2 million more than for the corresponding year earlier quarter mainly due to a $0.5 million increase in “in process” inventory at the Rawhide mine, a $0.2 increase in reclamation and closure spending at Rawhide as this operation completed it mining phase in the quarter ended October 31, 2002 and a $0.8 million increase in exploration expenditures. These were offset by over $0.1 million of additional receipts from the Andacollo creditors’ plan. Minor reductions in general and administrative spending resulting from efficiencies realized from the April, 2002 Pacific Rim–Dayton merger have been more than offset by significant increases in administrative costs and professional fees related to compliance with the complex and rapidly evolving regulatory environment.

Working capital decreased by $1.0 million from $10.3 million at July 31, 2002 to $9.3 million at October 31, 2002 mainly due to $0.8 of El Dorado exploration expenditures and $0.2 million of administrative costs.

Pacific Rim’s share (49%) of metal production at Denton-Rawhide for the quarter ended October 31, 2002 was 8,913 ounces of gold and 69,250 ounces of silver at cash production costs of $265 per ounce of gold produced. Production for the comparable quarter of 2001 was 12,437 ounces of gold and 88,463 ounces of silver at cash production costs of $243 per ounce of gold produced. Gold production levels at the mine have decreased significantly compared to the corresponding previous quarter due to production shortfalls caused by production interruptions and “placing” of heap leach material with slower than expected metal recoveries. Efforts are being concentrated on improving the metal recoveries during the final stages of leaching. Several positive recommendations received from an independent consultant have recently been implemented and a turnaround in recoveries is expected in the coming months.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
CEO

The statements, which are not historical facts contained in this release, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.
The TSX and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

December 18, 2002

Report to Shareholders

Pacific Rim Mining Corp. (the “Company”) is pleased to provide the following update on its activities during and subsequent to the Company’s second quarter of fiscal 2003 (August 1, 2002 to October 31, 2002). Pacific Rim continued to concentrate on advancing its El Dorado gold project in El Salvador during the quarter. A diamond drill program designed to systematically test a number of veins within the Central Target Area of the project was initiated during the Company’s first quarter and continued throughout the second quarter.

Results from this ongoing program are outlined below. Tom Shrake, CEO states “Pacific Rim is pleased with the results from the El Dorado drill program to date. Our objective at El Dorado is to discover additional gold resources that can enhance the approximately 352,000 ounces of high grade gold that is currently outlined within the Minita vein system. To date, our drilling has identified high-grade intersections both along strike of the current resource as well as on other nearby veins where results appear to tie in locally with historical bonanza-grade drill intersections. Much work remains to thoroughly test this extensive system. However, we believe the El Dorado project has the potential to host a high-grade, potentially low cost underground gold deposit.”

El Dorado Exploration

The Company’s exploration activities during the quarter focused on advancing its 100% owned El Dorado gold project in El Salvador. El Dorado hosts a bonanza-type adularia-sericite epithermal system, with a current resource of 799,200 tonnes at an average grade of 13.7 grams per tonne (g/t) gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver.* The results from 24 holes have been released to date, 20 of which were made available during and subsequent to this quarter. These new results are tabulated below. The results from holes P02-203 through P02-206 were presented in the Company’s first quarterly report, dated September 19, 2002.

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter-section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P02-214	N. Moreno, Montecristo	302000/534630	274/50	237.95	238.3	0.35	0.31	4.0	not avail.
P02-215	Balsamo Deep	300321/534980	270/50	no significant results					
P02-216	N. Minita Deep	302116/533833	270/50	318.0	318.85	0.85	0.7	3.5	not avail.
P02-217	Minita 3, Jobos	302318/534002	90/50	No significant results					
P02-218	Guadalupe, Potrero	300920/534508	258/51	340.0	340.56	0.56	0.43	24.82	50.0
P02-219	Nueva Esperanza	302847/533997	90/50	214.1 217.06	216.4 217.73	2.30 0.67	2.22 0.63	8.43 6.78	not avail.
P02-220	N. Potrero, S. Moreno	301082/534399	270/50	114.6 207.25 275.4 371.65	115.2 207.45 276.4 372.55	0.6 0.2 1.0 0.9	0.52 0.19 0.97 0.85	13.43 8.55 10.12 13.55	60.0 not avail. 80.0 70.0
P02-221	Quebrada, Jobos,	534522 / 301082	112/50	no significant results					
P02-222	Varicose, Rosario	534608 / 301277	250/55	176.05 243.85	176.9 244.1	0.85 0.25	0.55 0.25	12.73 6.24	not avail.
P02-223	Nueva Esperanza	533790 / 302460	90/50	no significant results					
P02-224	Veta Grande, Rosario	534729 / 301012	251/50	327.9	328.85	0.95	0.84	6.23	not avail.
P02-225	Nueva Esperanza	533963 / 303056	90/50	301.8	302.5	0.70	0.67	7.09	not avail.
P02-226	Rosario, Moreno	534507 / 301340	251/50	127.65 153.2 159.95 185.65	130.4 153.6 160.25 186.8	2.75 0.4 0.3 1.15	2.1 0.37 0.25 1.04	7.33 15.10 8.94 7.47	not avail.

Details of these drill results are available in the Company’s news releases dated September 23, 2002 (NR #02-14), November 5, 2002 (NR #02-16) and December 3, 2002 (NR #02-17). The results indicate the presence of high grade gold over mineable widths in a number of veins. In other veins tested within the Central Target Area, results indicate high-grade gold over intercepts of less than one meter, or alternatively, wider vein intersections with lower, though anomalous, gold grades, either of which may represent lower-grade halos surrounding potential chutes of bonanza mineralization.

To date, Pacific Rim’s El Dorado drill program has focused on wide-spaced scout drilling a large number of veins around the Minita resource. “We have identified three encouraging areas with this approach and we have now switched to follow-up, closer-spaced drilling in these areas,” explains Tom Shrake, CEO. “Scout drilling of additional veins at El Dorado will continue in the coming months. The eastern, northern and southern areas of the project represent excellent blue sky and will be the focus of surface mapping and trench sampling in the upcoming dry season (January through June).”

During the quarter, Pacific Rim announced the expansion of its original $1 million drilling budget for the El Dorado drill program to $2 million. The Phase 1 drill program is currently on-going. Co-incident with drilling, Pacific Rim geologists are continuing surface mapping and sampling, with a particular emphasis on documenting the structural geology of the El Dorado system. This surface work is resulting in the identification of new mineralized veins, many of which are potential targets for future drilling.

New Projects

Pacific Rim’s acquisition of the grassroots La Calera project, located approximately 8 km west of El Dorado, was announced in the Company’s first quarterly report. Pacific Rim anticipates commencing exploration at La Calera in January 2003. Previous workers on the project identified, trenched and sampled three principal gold-bearing veins which returned assays of between 3.52 g/t gold and 30.77 g/t gold. Pacific Rim’s confirmation sampling has verified these previous results. Three additional trenches have been constructed and sampled by Pacific Rim over portions of the vein previously unsampled. One section of the Rosa vein averages 12.7 g/t gold over a strike length of 200 meters based on samples from eight trenches. Drilling is scheduled for early in the new year. “We are eager to follow up on the very intriguing surface gold results documented at La Calera to date with a drill program that will test these veins at depth,” says Tom Shrake, CEO.

In August, 2002, Pacific Rim announced the formation of a joint venture on the Cerro Gaspar project, located approximately 100 kilometers east of El Dorado. Cerro Gaspar hosts bonanza grade gold in an epithermal vein system similar to that at El Dorado. The Company anticipates commencing exploration of this grassroots project during 2003.

Management’s Discussion and Analysis of Financial Results and Operating Results

The following discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the three months (quarter) ended October 31, 2002 and 2001.

Financial Performance and Liquidity

The Company realized a net loss for the three months ended October 31, 2002 of $1.3 million or $0.02 per share (basic and diluted) compared to a net loss of $0.8 million or $0.02 per share (basic and diluted) for the corresponding period a year earlier. The increased quarterly loss is primarily due to an $0.8 million increase in exploration expenditures at the El Dorado project in El Salvador. The Company’s share of operating losses at the Rawhide Mine in Nevada for the three months ended October 31, 2002 was $0.4 million, identical to the corresponding period a year earlier.

Gold and silver sales revenues decreased from $3.7 million for the three months ended October 31, 2001 to $3.0 million for the three months ended October 31, 2002. The year over year sales revenue decrease is due to production shortfalls caused by production interruptions and “placing” of heap leach material with slower than expected metal recoveries during the final mining stages of the Rawhide operation. Sales improvements due to the increased gold prices realized in 2002 compared to 2001 have been more than offset by the production shortfalls. The average sale price realized for gold sold in the three months ended October 31, 2002 was $307 per ounce compared to $278 per ounce received for gold sold in the three comparable months in 2001. Average gold sales prices realized for the three months ended October 31, 2002 are lower than spot averages for the same period due to deliveries against outstanding hedges placed during the first calendar quarter of 2002. The Company delivered gold against its last outstanding hedge position on September 30, 2002 and currently has no further hedge contracts in place. The Company currently sells all of its share of Rawhide production in the “spot” market. Management continually monitors the gold markets to determine if future hedging would be prudent.

Interest and other income has increased by over $0.1 million for the three months ended October 31,2002 as compared to the three months ended October 31, 2001 due to creditor payment proceeds received under the Andacollo creditors’ plan.

Cash outflows for the quarter were $1.2 million more than for the corresponding year earlier quarter mainly due to a $0.5 million increase in “in process” inventory at the Rawhide mine, a $0.2 million increase in reclamation and closure spending at Rawhide as this operation completed it mining phase in the quarter ended October 31, 2002 and a $0.8 million increase in exploration expenditures. These were offset by over $0.1 million of additional receipts from the Andacollo creditors’ plan. Minor reductions in general and administrative spending resulting from efficiencies realized from the April, 2002 Pacific Rim–Dayton merger have been more than offset by significant increases in administrative costs and professional fees related to compliance with the complex and rapidly evolving regulatory environment.

Working capital decreased by $1.0 million from $10.3 million at July 31, 2002 to $9.3 million at October 31, 2002 mainly due to $0.8 million of El Dorado exploration expenditures and $0.2 million of administrative costs.

Operating Results

Pacific Rim’s share (49%) of metal production at Denton-Rawhide for the quarter ended October 31, 2002 was 8,913 ounces of gold and 69,250 ounces of silver at cash production costs of $265 per ounce of gold produced. Production for the comparable quarter of 2001 was 12,437 ounces of gold and 88,463 ounces of silver at cash production costs of $243 per ounce of gold produced. Gold production levels at the mine have decreased significantly compared to the corresponding previous quarter due to production shortfalls caused by production interruptions and “placing” of heap leach material with slower than expected metal recoveries. Efforts are being concentrated on improving the metal recoveries during the final stages of leaching. Several positive recommendations received from an independent consultant have recently been implemented and a turnaround in recoveries is expected in the coming months.

National Instrument 43-101

*Details of the El Dorado resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The report is summarized in the Company’s most recent Annual Information Form, available on SEDAR.

Pacific Rim’s exploration work in El Salvador is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Safe Harbour Statement

The statements, which are not historical facts contained in this report, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	October 31	April 30
	2002	2002

	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	1,624	2,564
Investments in marketable securities (note 2)	620	818
Receivables	66	76
Inventories	10,382	9,155

	12,692	12,613

Property, plant and equipment	8,149	9,450
Closure fund	3,343	3,267

	24,184	25,330

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,190	1,394
Due to related parties	233	653
Accrued closure costs - current portion	1,950	1,950

	3,373	3,997
Loan payable to a related party	1,849	1,849
Accrued closure costs	1,672	1,755

	6,894	7,601

Shareholders' Equity
Share capital (note 3)	56,171	56,142
Deficit	(38,881)	(38,413)

	17,290	17,729

	24,184	25,330

Signed on behalf of the Board:

            /s/ Thomas C. Shrake                    Director

            /s/ Catherine McLeod-Seltzer   Director

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statement of Income (Loss) and Deficit
(Prepared by management)
in thousands of US dollars
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2002	2001	2002	2001

Revenues
Sales	2,974	3,660	6,200	8,100

Cost of sales
Operating costs	2,650	3,207	5,059	7,317
Depreciation, depletion and amortization	723	867	1,644	1,617

	3,373	4,074	6,703	8,934

Operating (loss)	(399)	(414)	(503)	(834)

Expenses
Exploration	888	116	1,480	308
Foreign exchange	(22)	24	(10)	36
General and administrative	202	225	504	524
Interest expense	20	23	41	27
Interest and other income	(178)	(50)	(431)	(115)

	910	338	1,584	780

Net (loss) before other items	(1,309)	(752)	(2,087)	(1,614)
Gain on sale of marketable securities	(3)	–	994	–
Gain on sale of mineral property	–	–	900	–
Write-down of marketable securities (note 2)	–	–	(275)	–

(Loss) before income taxes	(1,312)	(752)	(468)	(1,614)
Provision for income taxes (note 6)	–	–	–	–

Net (loss) for the period	(1,312)	(752)	(468)	(1,614)
Deficit - beginning of period	(37,569)	(35,679)	(38,413)	(34,817)

Deficit - end of period	(38,881)	(36,431)	(38,881)	(36,431)

Per share:
Net (loss) per share - basic and diluted	(0.02)	(0.02)	(0.01)	(0.05)
Weighted average shares o/s during period	78,496	31,124	78,440	31,124

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)
in thousands of US dollars
(unaudited)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2002	2001	2002	2001

Net (loss) for the period	(1,312)	(752)	(468)	(1,614)
Adjustments to reconcile net income (loss) to cash flow
provided by (used for) operating activities:
Depletion, depreciation and amortization	723	867	1,644	1,617
Foreign exchange loss(gain)	(22)	24	(10)	36
Interest earned on closure fund	(38)	(38)	(76)	(76)
Gain on sale of marketable securities	3	(1)	(994)	(1)
Gain on sale of mineral properties	-	-	(900)	-
Write-down of marketable securities (note 2)	-	-	275	-

	(646)	100	(529)	(38)
Changes in non cash working capital	(807)	(407)	(1,927)	(955)

Cash flow provided by (used for) operating activities	(1,453)	(307)	(2,456)	(993)

Investing Activities
Purchase of property, plant and equipment	(16)	-	(58)	(53)
Reclamation closure expenditures	(259)	(30)	(304)	(66)
Reclamation closure fund contributions	-	(156)	-	(156)
Sale of marketable securities proceeds	17	2	1,839	2

Cash flow provided by (used for) investing activities	(258)	(184)	1,477	(273)

Financing Activities
Issuance of share capital	8	-	29	-

Cash flow provided by (used for) financing activities	8	-	29	-

Foreign exchange	22	(24)	10	(36)

Net increase (decrease) in cash and cash equivalents	(1,681)	(515)	(940)	(1,302)
Cash and cash equivalents, beginning of period	3,305	2,206	2,564	2,993

Cash and cash equivalents, end of period	1,624	1,691	1,624	1,691

See accompanying notes to these Interim Consolidated Financial Statements

PACIFIC RIM MINING CORP.

Notes to the Interim Consolidated Financial Statements

at October 31, 2002

Tables stated in thousands of US Dollars

1.      Basis of Presentation

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal period ended April 30, 2002.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report for the year ended April 30, 2002 (the “annual report”).

The financial statements account for the April 11, 2002 amalgamation of Dayton Mining Corporation (Dayton) and Pacific Rim Mining Corp. on a basis consistent with that described in the Company’s annual report. Accordingly, the quarterly consolidated income and cash flow statements for the three months and six months ended October 31, 2002 reflect amalgamated results with results for the comparative three and six month period ended October 31, 2001 being solely Dayton results.

2.      Investments in Marketable Securities

	October 31, 2002	April 30, 2002
Carrying value	$620	818
Market Value	527	890

The investment in marketable securities represents 138,370 shares of Silver Standard Resources Inc. which is the unsold portion of 142,970 shares tendered as final payment under the agreement with Silver Standard for the sale of the Diablillos mineral property. The shares when tendered were subject to a four month hold period which expired October 29, 2002. The October 31, 2002 excess of carrying value over market value is considered a temporary impairment and therefore no reduction of income for this impairment has been recorded. The carrying value of these shares was adjusted downwards at July 31, 2002 by $ 269 to reflect market impairment considered permanent at that time.

3.      Share Capital
a)

	Shares Issued	Amount
Balance – April 30, 2002	78,408,794	$56,142
Common shares issued for cash	109,800	29

Balance – October 31, 2002	78,518,594	$56,171

b)      Stock Options

At October 31, 2002, the Company had 7,198,680 stock options outstanding at a weighted average exercise price of $0.73Cdn, expiring at various dates from April 10, 2003 to April 18, 2007. On October 11, 2002 at the Company’s annual general meeting, shareholders approved the Company’s 2002 stock option and bonus plan for the purchase of up to a maximum of 6,000,000 common shares and 367,000 bonus shares and ratified the granting of 2,325,000 options under the 2002 Plan at an exercise price of CDN $0.62 expiring April 18, 2007.

4.      Stock-Based Compensation

As described in the notes to the Company’s audited financial statements contained in the Company’s last “annual report”, the Company will report by note to the applicable financial statements the pro-forma effect on net income (loss) and earnings (loss) per share of employee stock options granted and vested during the period using a generally acceptable fair value based method.

During the quarter ended October 31, 2002, 703,333 employee options vested as approved by shareholders on October 11, 2002. The fair value of these options has been estimated at the date of vesting using the Black-Scholes option pricing model with the following assumptions: expected option life – 5 years, calculated stock volatility based on trading history – 86.5%, risk free interest rate – 4%, and dividend yield – 0%. The table below presents on a pro-forma basis the effect on the Company’s net (loss) and basic and diluted loss per share if employee stock options were accounted for using the fair value method.

	Three Months to	Six Months to
	October 31/02	October 31/02

Net (loss) as reported	$ (1,312)	$ (468)
Stock Option Costs – fair value	(187)	(187)

Proforma (loss) for period	(1,499)	(655)

Proforma basic and diluted loss per share	$ (0.02)	$ (0.01)

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

5.      Related Party Transactions

During the second quarter, $ 100,000 (2001 - $ 92,000) of wages and benefits (including directors’ fees in 2001) was expensed and paid to officers of the Company.

6.      Income taxes

The Company has utilized prior period losses to eliminate taxes that would otherwise be payable on current period income.

7.      Segmented Information

The Company operates in one business segment, namely; gold mining with its sole producing asset being a 49% joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada and the USA.

There has been no material change in segmented assets from those disclosed in the Company’s annual report.

Assets:

		As at October 31
		2002	2001

USA		$17,784	$18,540
El Salvador		4,184	4,184
Canada		2,216	1,517
Chile		-	17

	Total Assets	$24,184	$24,258

Revenue, excluding interest and other income:

	Three Months ended October 31		Six Months ended October 31
	2002	2001	2002	2001
USA	$2,974	$3,660	$6,200	$8,100
El Salvador	-	-	-	-
Canada	-	-	-	-
Chile	-	-	-	-

Total	$2,974	$3,660	$6,200	$8,100

Net Income (Loss) for the period:
USA	$(373)	$(440)	$(638)	$(902)
El Salvador	(827)	(102)	(1,357)	(239)
Canada	(112)	(210)	1,527	(473)
Chile	-	-	-	-

Total	$(1,312)	$(752)	$(468)	$(1,614)

8.      Management Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim financial statements is contained in the Report to Shareholders dated December 18, 2002.